Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

April 11, 2012
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No. 2  to Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

We have reviewed your letter of  April 6, 2012. Included herewith is Amendment No. 3 to our registration statement in Form S-1.

We are responding to your comments in the order in which they appeared in your letter.

General

1.	We have amended the registration statement to as requested by this comment

Medifirst Solutions, Inc. Page iii

2.	We have amended the registration statement as requested by this comment.

Our Financial Situation, page 1

3.	We have amended the registration statement as requested by this comment.

Risk Factors

4.	We have added a new risk factor on page 4 as requested by
this comment.

Selling Shareholders, page 7

5.	We have revised footnote (6) as requested by this comment.

Information to be Provided in the Event of any Acquisition or Business Combination, page 17.

6.	We have included additional disclosures in response to this comment.

Management’s Discussion and Analysis or Plan of Operation, page 17

7.	We made the change requested by this comment.

Recent Sales of Unregistered Securities, page II-2

8.
We have included the facts relied upon to support the conclusion that all of the prior sales of unregistered securities were exempt under the 1933 Act. We believe the amendments we have made are adequate to address this comment. We are not clear as to there may be integration issues since all of the transactions were exempt from registration by either Section 4 (2) or Rule 701. None of the transactions could be characterized as “public offerings” for which there may be integration with a contemporaneous or near contemporaneous “private” offering.

Signatures, page II-5

9.	The signature section has been revised as requested by this comment.

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer